The Gabelli Global Gold, Natural Resources & Income Trust
One Corporate Center
Rye, New York
10580-1422
(914) 921-5100

September 24, 2007

VIA  EDGAR:
Ms. Laura E. Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:  The Gabelli Global Gold, Natural Resources & Income Trust – File Nos. 333-143009 and 811-21698

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Global Gold, Natural Resources & Income Trust (the "Fund") hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective on September 24, 2007, or as soon as practicable thereafter.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

Veronica Castillo
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: 212-735-3859.

Sincerely,

THE GABELLI GLOBAL GOLD,
NATURAL RESOURCES & INCOME TRUST

By:  _  /s/ Bruce N. Alpert______
       Bruce N. Alpert
       President